Consent of Steven Ristorcelli

The undersigned hereby consents to:

i. the scientific and technical information, which was true and accurate as of the date the report was prepared, and for which I am responsible in “Amended Technical Report and Estimate of Mineral Resources for the San Albino Project Comprising the San Albino and Las Conchitas Deposits, Nueva Segovia, Nicaragua Revision 13 Report RSI(RNO)-M0206-24002” dated June 10, 2024;

ii. the scientific and technical information, which was true and accurate as of the date the report was originally prepared, originally prepared by Peter Ronning in connection with Technical Report titled “Amended Technical Report and Estimate of Mineral Resources for the San Albino Project Comprising the San Albino and Las Conchitas Deposits, Nueva Segovia, Nicaragua Revision 13 Report RSI(RNO)-M0206-24002” dated June 10, 2024; and

the use of and reference to my name in the documents which are filed with or incorporated by reference in the Registration Statement on Form 40-F of Mako Mining Corp. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Steven Ristorcelli
Steven Ristorcelli, C.P.G.

Dated: March 18, 2026